Mail Stop 7010



March 17, 2006


Via U.S. mail and facsimile

Mr. Charles A. Carroll
Chief Executive Officer
Goodman Global, Inc.
2550 North Loop West, Suite 400
Houston, TX 77092


Re: 	Goodman Global, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 13, 2006
File No. 333-131597


Dear Mr. Carroll:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 10

1. We read your response to comment 11 of our letter dated March
1,
2006 and reissue this comment as it applies to risk factors 11, 13 and 15. In this regard, we note that these risk factors do not clearly explain how the risk specifically applies to your company. For example, disclose the aspects of your business that you discuss in your response to support the position that these particular risk factors are material to your company.

Significant increases in the cost of raw materials and components..., page 11

2. We read your response to comment 13 of our letter dated March
1,
2006.  Please explain how the supply interruption impacted your business.
Our business operations could be significantly disrupted..., page
14

3. We read your response to comment 17 of our letter dated March
1,
2006. Please revise this risk factor to disclose the first three sentences of your response.

Certain beneficial owners of our voting securities may be required to file..., page 21

4. Please identify those beneficial owners of your voting securities that have filed or are required to file an application with the Florida insurance authorities, and whether those applications were or will be filed in a timely manner. Please also disclose whether your company or any beneficial owner is under investigation by the Florida insurance authorities.

5. Please describe in greater detail the risks to investors.

Option grants in 2005, page 69

6. We read your response to comment 40 of our letter dated March
1,
2006. Your table should include a footnote that explains the valuation method that you have elected to use to calculate the potential realizable value. It appears that you will use the public offering price. Please revise accordingly. Refer to interpretation
J.17. of the Manual of Publicly Available Telephone Interpretations, dated July 1997, which is available on our website at www.sec.gov.

Principal and selling shareholders, page 76

7. We read your response to comment 43 of our letter dated March
1,
2006 and reissue clause (i) of our comment as it does not appear that you have provided the requested information. Refer to Interpretation
4.S. of the Regulation S-K section of the March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

8. We note the disclosure in footnotes (2) through (6). Please advise us as to the basis for disclosing these selling stockholders on a group basis. Please refer to interpretation I.59. of the Manual of Publicly Available Telephone Interpretations, dated July 1997, which is available on our website at www.sec.gov.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551-3760 with any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Ben D. Campbell
General Counsel
Goodman Global, Inc.
2550 North Loop West, Suite 400
Houston, TX 77092

Mr. Gregory Ezring, Esq.
Mr. Raymond Y. Lin, Esq.
Latham & Watkins LLP
885 Third Avenue, Suite 1000
New York, NY 10022

Mr. Gerald S. Tanenbaum, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
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Mr. Charles A. Carroll
Goodman Global, Inc.
March 17, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE